SCHEDULE A

(As of the Effective Date)

Funds	Percentage of Investment Management Fee	Effective Date
FT Cboe Vest Fund of Buffer ETFs	50%	AUGUST 10, 2020
FT Cboe Vest Fund of Deep Buffer ETFs	50%	JANUARY 15, 2021
FT Cboe Vest Buffered Allocation Defensive ETF	50%	OCTOBER 25, 2021
FT Cboe Vest Buffered Allocation Growth ETF	50%	OCTOBER 25, 2021
FT Cboe Vest Fund of Nasdaq-100® Buffer ETFs	50%	JUNE 14, 2022